[redacted]

11017126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2011
Washington, DC
124

SEC FILE NUMBER
8- 68278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/23/09 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brevan Howard US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Ave, 9th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Chalus 212-418-8259
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Audit Plc
(Name – *if individual, state last, first, middle name*)

15 Canada Square	London	United Kingdom	E14 5GL
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy Chalus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brevan Howard US LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALESSANDRA SASSUN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6121429
Qualified in New York County
My Commission Expires January 18, 2013

Notary Public

Signature

CFO, Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

TABLE OF CONTENTS

KPMG Audit Plc
15 Canada Square
London E14 5GL
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 6426
DX 38050 Blackfriars

Report of Independent Registered Public Accounting Firm

The Board of Directors
Brevan Howard US LLC:

We have audited the accompanying statement of financial condition of Brevan Howard US LLC, (the Company), as of December 31, 2010, and the related statements of operations, changes in member capital, and cash flows for the period from December 23, 2009 through December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brevan Howard US LLC as of December 31, 2010, and the results of its operations and its cash flows for the period from December 23, 2009 through December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Audit Plc

London, United Kingdom

February 22, 2011

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
AS OF THE PERIOD ENDED DECEMBER 31, 2010

ASSETS		
CURRENT ASSETS:		
Cash	$	4,722,731
Accounts receivable		62,410
Security deposit		100,000
Income taxes receivable		193,648
Other deposits and receivables		11,078
Prepaid expenses		99,239
Deferred tax asset		588,957
Total current assets		5,778,063
NON-CURRENT ASSETS:		
Fixed assets (Net of accumulated depreciation)		485,081
Deferred tax asset		247,413
Security deposit		201,948
Total non-current assets		934,442
TOTAL	$	6,712,505
LIABILITIES AND MEMBER CAPITAL		
CURRENT LIABILITIES:		
Accrued compensation and benefits	$	3,001,852
Deferred compensation payable		1,165,785
Accounts payable and other accrued expenses		173,129
Total current liabilities		4,340,766
Total liabilities		4,340,766
Commitments and contingencies (notes 4, 5 and 6)		
MEMBER CAPITAL:		
Member capital		2,371,739
Total Member capital		2,371,739
TOTAL	$	6,712,505

See accompanying notes to financial statements.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM DECEMBER 23, 2009 THROUGH DECEMBER 31, 2010

REVENUES:		
Placement fees	$	10,360,253
Other revenues		251,716
Total revenues		10,611,969
EXPENSES:		
Employee compensation and benefits		7,828,386
Depreciation		373,610
Occupancy		623,327
Information technology and data services		547,954
Professional fees		892,180
Travel and entertainment		308,133
Regulatory fees		103,301
General and administrative		79,966
Training and recruitment		36,740
Insurance		52,947
Total operating expenses		10,846,544
NET LOSS BEFORE OTHER INCOME/EXPENSES AND TAXES		(234,575)
OTHER INCOME/EXPENSES		
Interest income		1,649
NET INCOME BEFORE INCOME TAXES		(232,926)
Income taxes		88,950
NET LOSS	$	(143,976)

See accompanying notes to financial statements.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER CAPITAL
FOR THE PERIOD FROM DECEMBER 23, 2009 THROUGH DECEMBER 31, 2010

MEMBER CAPITAL — December 23, 2009	$ 2,515,715
Allocation of net loss	(143,976)
MEMBER CAPITAL — December 31, 2010	$ 2,371,739

See accompanying notes to financial statements.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 23, 2009 THROUGH DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (143,976)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	373,610
Changes in operating assets and liabilities:	
Increase in accounts receivable	(62,410)
Increase in prepaid expenses	(9,445)
Increase in security deposit	(201,948)
Decrease in other deposits and receivables	425,528
Increase in deferred tax assets	(378,169)
Increase in accrued compensation and benefits	2,982,345
Increase in income taxes receivable	(193,648)
Increase in accounts payable and other accrued expenses	19,861
Increase in deferred compensation payable	1,165,785
Net cash provided by operating activities	3,977,533
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of fixed assets	(562,347)
Net cash used by investing activities	(562,347)
NET INCREASE IN CASH	3,415,186
CASH:	
December 23, 2009	1,307,545
December 31, 2010	$ 4,722,731
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Taxes paid	$ 480,600

See accompanying notes to financial statements.

1. ORGANIZATION AND GENERAL

Brevan Howard US LLC ("BHUSLLC" or the "Company"), was formed as a limited liability company under the laws of the State of Delaware on June 2, 2008. BHUSLLC is a wholly-owned subsidiary of Brevan Howard BD Holdings Limited ("BHBDHL"), a company incorporated with limited liability under the laws of the Cayman Islands. BHBDHL, in turn, is a wholly-owned subsidiary of Brevan Howard (Jersey) Holdings Limited ("BHJHL"), a company organized under the laws of Jersey, Channel Islands. The Company conducts business as a limited purpose broker-dealer by acting as a private placement agent in connection with the offer and sale of interests in offshore and domestic collective, or pooled, investment funds. The Company is registered as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's membership in FINRA was effective December 23, 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America. All amounts are expressed in United States dollars ("U.S. dollars") unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition — Placement fee revenues represent income from placement services performed by the Company as outlined in the Placement Agreement entered into with Brevan Howard Asset Management LLP (BHAMLLP). Revenue is recorded on an accrual basis of accounting. Any placement fee revenue received in advance is recorded as deferred revenue.

Income Taxes — The Company accounts for income taxes under the liability method in accordance with the Accounting Standards Codification ("ASC") 740. Under the liability method, deferred income taxes are recognized for the tax consequences of differences between amounts reported for financial reporting and income tax purposes by applying enacted statutory tax rates. Deferred taxes result primarily from future tax consequences attributable to temporary differences arising from the variance between the book and tax basis of certain assets. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date.

In 2010, we recognized no tax benefit or liabilities for uncertainties related to current year income tax positions. The company will classify any future interest and penalties as a component of income tax expense if incurred. To date, there have been no interest or penalties charged or accrued in related to unrecognized tax benefits.

The Company's federal income tax returns for the years ending prior to 2010 (2009 only) are still subject to examination by tax authorities. The Company files in numerous state jurisdictions with varying statutes of limitations.

Cash and Cash equivalents — The Company defines cash and equivalents as short-term, highly liquid securities and interest earning deposits with original maturities of three months or less, at the time of purchase.

Fixed Assets — Fixed assets are included on the balance sheet at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the lease life or the estimated useful life. Maintenance and repairs are charged to expense.

Operating Lease Agreements — Lease payments relating to long-term, non-cancelable operating leases are recognized as an expense in the statement of operations over the period of the leases.

Going Concern — The financial statements are prepared on the going concern basis. After making enquiries, management has a reasonable expectation that the Company has adequate capital and liquidity to meet its obligations and to continue in operational existence for the foreseeable future. Accordingly, the going concern basis has been adopted in preparing these financial statements.

3. CASH

At December 31, 2010, the Company's cash is comprised of bank deposits in the amount of $4,722,731 of which $250,000 is federally insured.

4. LEASE COMMITMENTS

590 Madison Avenue (5th Floor), New York, New York – On September 29, 2009, the Company entered into a non-cancelable agreement to lease office space at 590 Madison Ave (5th Floor), New York, New York for the twelve month period from January 1, 2010 through December 31, 2010. Rental expense in respect of the lease for the period from December 23, 2009 through December 31, 2010 is $430,738 and is included within the statement of operations as occupancy expense. There are no future minimum payments under the lease.

The security deposit requirement of $100,000 for the lease of the 590 Madison Avenue (5th Floor), New York, New York office space was satisfied by way of a letter of credit facility of $100,000 from JP Morgan Chase, N.A., with BHUSLLC as the applicant and 590 Madison Avenue, LLC as the beneficiary.

590 Madison Avenue (9th Floor), New York, New York – On July 15, 2010, the Company entered into a non-cancelable agreement to lease office space at 590 Madison Ave (9th Floor), New York, New York. The lease commences on the date on which the premises have been delivered to the Company with Landlord's build-out work substantially completed (expected to be Jan 1, 2011) and expires 36 months later. The future minimum payments under the lease are as follows:

	590 Madison Ave (9th Floor) New York, New York
2011	$ 384,960
2012	384,960
2013	384,960
Total	$ 1,154,880

The security deposit requirement of $200,299.50 for the lease of the 590 Madison Avenue (9th Floor), New York, New York office space was satisfied by way of a letter of credit facility of $200,299.50 from JP Morgan Chase, N.A., with BHUSLLC as the applicant and 590 Madison Avenue, LLC as the beneficiary.

5. INDEMNIFICATIONS

In the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

6. MAJOR CUSTOMER

As outlined in note 2, the Company receives revenue from BHAMLLP for the placement services it provides. During the period, the Company received $10,360,253 of which $57,136 remained outstanding at December 31, 2010. The concentration of the Company's business with BHAMLLP may expose the Company to a material adverse effect if BHAMLLP were to terminate the placement services agreement for any reason.

7. FIXED ASSETS

The following schedule details the cost, depreciation, and net book value of all fixed assets for the period from December 23, 2009 through December 31, 2010:

	Furniture and Fittings	Leasehold Improvements	Information Technology	Total
Cost - December 23, 2009	$ 70,657	$ 89,921	$ 148,644	$ 309,222
Additions	-	-	562,347	562,347
Cost - December 31, 2010	70,657	89,921	710,991	871,569
Accumulated Depreciation - December 23, 2009	1,155	6,318	5,405	12,878
Depreciation	20,009	83,603	269,998	373,610
Accumulated Depreciation - December 31, 2010	21,164	89,921	275,403	386,488
Net Fixed Assets - Decemebr 23, 2009	$ 69,502	$ 83,603	$ 143,239	$ 296,344
Net Fixed Assets - December 31, 2010	$ 49,493	$ -	$ 435,588	$ 485,081

The Company recognized $373,610 of depreciation expense for the period from December 23, 2009 through December 31, 2010.

8. INCOME TAXES

The provision for BHUSLLC's federal income taxes differs from the statutory U.S. federal rate of 35% principally because of state taxes and non-deductible expenses. For the period from December 23, 2009 through December 31, 2010, the tax benefit/(expense) for federal income taxes and state income taxes follows:

Current:	
Federal and state	$ (289,219)
Deferred:	
Federal and state	378,169
Total Tax Benefit	$ 88,950

The significant components of deferred income tax and their balance sheet classifications follow.

Deferred tax assets:	**Current**	**Non-current**
Deferred compensation	$ 524,985	$ -
Organization costs	30,775	394,981
Accrued expenses not currently deductible	33,197	-
Deferred tax assets	588,957	394,981
Deferred tax liabilities:		
Depreciation	-	147,568
Deferred tax liabilities	-	147,568
Net Deferred tax assets	$ 588,957	$ 247,413

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management considers no valuation allowance is necessary as of December 31, 2010. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2010.

9. STAFF RETENTION AND INCENTIVISATION PLANS

The Company operates the Fund Growth and Incentive Compensation Plans (the "Plans") for the retention and incentivisation of its employees. The Plans allow employees to benefit from the growth

in value of a nominal amount of Brevan Howard Fund Limited (BHFL) shares. The awards vest over a three year period.

The Company may, at its sole discretion, elect not to pay all or any portion of any Award if as a result of making such payment, the Company reasonably believes that it would have net capital, as determined in accordance with SEC Rule 15c3-1, of less than 110% of (a) the maximum amount of net capital, as so determined, at which the Company would be required to submit a so-called "early warning" notification under SEC Rule 17a-11 or (b) any more stringent required minimum capital obligations imposed by law, statute and regulation or under the rules or requirements of any regulatory authority, whichever is greater.

The fair value of the awards as calculated by reference to the growth of BHFL shares as of December 31, 2010 was $1,164,860. This does not include the employer portion of FICA/Medicare.

10. NET CAPITAL

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The rule requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. As of December 31, 2010, the Company had a ratio of aggregate indebtedness to net capital of 11.364 to 1, with a minimum net capital requirement of $5,000, aggregate indebtedness of $4,340,766, and a net capital excess of $376,965.

11. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 21, 2011, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.

Schedule 1

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2010

NET CAPITAL:		
Total member capital	$	2,371,739
Deductions and/or charges:		
Accounts receivable		(62,410)
Income taxes receivable		(193,648)
Other deposits and receivables		(11,078)
Prepaid expenses		(99,239)
Security deposits		(301,948)
Fixed Assets, net of accumulated depreciation		(485,081)
Deferred tax assets		(836,370)
Net capital	$	381,965
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	4,340,766
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Net capital in excess		376,965
Ratio of aggregate indebtedness to net capital		11.364 to 1

See accompanying notes to financial statements.

A reconciliation between the Company's audited financials and its unaudited Part IIA filing is not necessary pursuant to Rule 17a-5(d)(4) as no material differences exist between the computations made by the independent auditor based on the audited financial statements and the Company's unaudited Part IIA filing.

Schedule 2

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

STATEMENT OF EXEMPTION
DECEMBER 31, 2010

The Company is exempted from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Sub section (k)(2)(i). During the period from December 23, 2009 through December 31, 2010 the Company was in compliance with the conditions for the exemption.

KPMG

KPMG Audit Plc
15 Canada Square
London E14 5GL
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 6426
DX 38050 Blackfriars

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Brevan Howard US LLC:

In planning and performing our audit of the financial statements of Brevan Howard US LLC (the Company), as of and for the period ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected in a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG Audit Plc

London, United Kingdom

February 22, 2011